                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)

                                  KFORCE, INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         ------------------------------
                         (Title of Class of Securities)

                                   493732 10 1
                                 --------------
                                 (CUSIP Number)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]        Rule 13d-1(b)

                [ ]        Rule 13d-1(c)

                [X]        Rule 13d-1(d)

CUSIP No. 493732 10 1                                                Page 2 of 4


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        David L. Dunkel

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
        NUMBER OF
          SHARES               3,697,293,  includes 591,336 exercisable options.
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY         6    SHARED VOTING POWER
           EACH
        REPORTING              31,712, The reporting person disclaims beneficial
          PERSON               ownership of all these.
           WITH           ------------------------------------------------------
                          7    SOLE DISPOSITIVE POWER

                               2,428,062, includes 591,336 exercisable options
                          ------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               31,712, The reporting person disclaims beneficial ownership of all these.
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,697,293

--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     11.9%

--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 493732 10 1                                                Page 3 of 4


This Amendment No. 4 to Schedule 13G, as amended, is being filed on behalf of David L. Dunkel relating to the common stock $.01 par value (the "Common Stock") of Kforce, Inc., f/k/a Romac International, Inc., a Florida corporation (the "Issuer"). The terms defined in the original Schedule 13G, as amended, shall have the same meaning when used in this Amendment. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 1.   (a)  Name of Issuer:   Kforce, Inc.

Item 1.   (b)  Address of Issuer's Principal Executive Offices:
               1001 West Palm Avenue,
               Tampa Florida

Item 2.   (b)  Address of Principal Business Office or if None, Residence:
               1001 West Palm Avenue,
               Tampa Florida

Item 4.   Ownership

          (a)    Amount Beneficially Owned (describe):

          Of the 3,729,005 shares reported pursuant to this Schedule 13G: (i)
           31,712 shares are currently held by the reporting person's spouse;
           (ii) 591,336 shares are subject to options currently exercisable held by the reporting person; (iii) 1,230 shares are held for the benefit of the reporting person's minor children; (iv) 1,269,231 shares are held by the reporting person's former spouse, with the reporting person having voting power but no dispositive power, and
           (v) 1,835,496 shares are directly held by the reporting person. The reporting person disclaims beneficial ownership of the 31,712 shares held by his spouse.

          (b) Percent of Class: 11.9%, based on the 30,523,885 outstanding shares on November 13, 2001, as reported on the most recently filed Form 10-Q for the quarter ending September 30, 2001.

          (c)    Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:
                            3,697,293, includes 591,336 exercisable options.

                 (ii)  Shared power to vote or to direct the vote:
                            31,712, the reporting person disclaims
                            beneficial ownership of such shares.

                 (iii) Sole power to dispose or to direct the disposition of:
                            2,428,062, includes 591,336, exercisable options.

                 (iv)  Shared power to dispose or to direct the disposition of:
                            31,712, the reporting person disclaims beneficial ownership of such shares.

CUSIP No. 493732 10 1                                                Page 4 of 4

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:  February 14, 2002


                                       /s/ David L. Dunkel
                                       -----------------------------------------
                                       Signature



                                       David L. Dunkel
                                       -----------------------------------------
                                       Name/Title